Mail Stop 4561

							May 24, 2006

Kerry W. Boekelheide
Chief Executive Officer and Manager
Summit Hotel Properties, LLC
2701 South Minnesota Avenue, Suite 6
Sioux Falls, SD 57105

Re:	Summit Hotel Properties, LLC
	Form 10-SB
	File No. 0-51955
      Filed May 1, 2006

Dear Mr. Boekelheide:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise to provide an Independent Auditor`s consent.

Business, beginning on page 3

Hotel Management, page 6
2. Please disclose that other than the reimbursement of fees, the manager does not receive additional contractual consideration. In addition, disclose that the manager receives substantial distributions through its Class C membership interest. Disclose also, distributions received by the Summit Group in 2005 as a result of its
Class C interest.

Competitive Strengths, beginning on page 6
3. In the table on page 7, please disclose the criteria used for the selection of hotels in the table other than those held by the company. Please confirm that the types of hotels in the industry data are the same as the included company types. In addition, please provide the supporting data for the industry information.

Policy on Sale of Hotels, page 7
4. Please define "supermajority" vote when the term is first used.

Corporate Operations, page 8
5. Please define "for cause" in your discussion concerning removal of the company manager.

Liquidation Strategy, page 9
6. Please disclose whether or not the company may continue to acquire properties after December 31, 2014, or whether sales proceeds will be distributed in accordance with the operating agreement.

Environmental Matters, page 11
7. To the extent material, please expand the last sentence on page
11
to describe more fully your liability for clean up of environmental contamination in the past and the costs incurred or anticipated to date. Revise the risk factor on page 16 to address any specific risk if applicable.
8. With respect to the hotel you own containing asbestos related material, please discuss any action taken thus far on the removal of the asbestos material and any related material costs and or any liability claims made.

Hotels are subject to significant competition...page 13
9. Please revise to define "Rev PAR" here and on page 14.



Risk Factors
10. Please revise the final sentence of your introduction. An investor may not understand the reference to "bespeaks caution."
11. Some of your risk factor headings are general and fail to immediately identify the underlying risk in the text. Please revise the headings to more fully explain the risk in the text.
12. Please include a risk factor discussing the impact of increased costs you will incur as a public company.
13. Please include a risk factor that addresses the conflicts of interest inherent in your organizational and management structure. We note, for example, that many of your executive officers also serve as employees and/ or managers of the Summit Group, your manager.

The conditions of our existing indebtedness include...page 14
14. Please quantify your existing indebtedness and discuss further the terms of your debt arrangements, including interest rates. Please also disclose your required leverage ratios and future renovation reserves.

We may not be able to refinance our loans...page 15
15. Please expand to quantify loans that will come due in the next three years and the amounts of any balloon payments. Revise the second paragraph to quantify the amount of debt subject to variable interest rates.

Changes in our debt service requirements...page 16
16. Please revise to disclose that in some cases you may initially fund an acquisition of property entirely through debt financing for several months, as disclosed at the top of page 23, and discuss the risks related to 100% debt financing.

Governmental regulations and noncompliance therewith...page 16
17. Please remove the mitigating language of the first sentence in the second paragraph under the subheading "Environmental matters."




Members may be required to report...page 17
18. Please quantify the risk by disclosing historical instances where the tax impact of income allocations is likely to have exceeded cash distributions.

The issuance of additional membership interests will dilute your ownership, page 18
19. Rather than cross reference to Item 11, please revise to define
Priority Return in the risk factor. Alternatively, to the extent that the Priority Return discussion is designed to mitigate the magnitude of the risk, you should revise to remove such language.

Management Discussion and Analysis...beginning on page 19

Liquidity and Capital Resources, page 22
20. Please tell us why you have not included disclosure here relating to the $1,591,775 note payable to the Summit Group as mentioned on page 33.

Additional Information Concerning Sources and Uses of Cash, page
24
21. In the third paragraph on this section, please quantify the average monthly distributions made to members.

Properties, page 27
22. Please consider expanding your property disclosure. For example, please consider including a table reflecting for each property or group of properties (based on franchise or state), the number of rooms, average occupancy, average room rate and REVPAR. Please provide equivalent operating data for any individual material property.

Ground Leases, page 27
23. Please disclose the annual rent paid pursuant to the ground leases.

Certain Beneficial Owners, page 29
24. Please tell us why you have not included the Class B membership interests?
25. For all unit holders who are non-natural persons, please identify the individual(s) who hold voting and/or investment control over those units in a footnote.

Managers and Executive Officers of the Company, page 29
26. Please tell us why you have not included the Class A interests held by Bluestem Capital Company as shares beneficially held by Paul
A. Schock. We note in his biography on page 31 that he was a partner and co-manager of Bluestem Capital. Please revise or advise.

Directors and Executive Officers, page 30
27. It appears that you are managed by your Board of Managers and the manager. Please clarify whether your day-to-day operations are managed by your executive officers or the executive officers of the manager. If your day-to-day operations are managed by the executive officers of the manager, please disclose the responsibilities, if any, of your executive officers.

Certain Relationships and Related Transactions, page 33

Management Agreement, page 33
28. Please revise the disclosure to identify expenses that may be reimbursed without limitation by the 4.5% cap. We note that development expenses are not subject to the cap and that your reimbursement of $500,000 of accounting expenses, while technically within the cap, was not subject to it. Please disclose whether there is a limit on these types of reimbursements. Please also disclose whether compensation paid by the manager to its employees is subject to the cap and the amount of compensation paid in 2005 in connection with services provided to Summit Hotel Properties, LLC.
29. Please disclose the compensation paid to the Summit Group employee executive officers in 2005 for their services to the company.

Membership Interests, page 33
30. In the last paragraph of this section, please expand to disclose the term of the Note payable to the Summit Group.

Recent Sales of Unregistered Securities, page 35
31. Please expand your discussion regarding the PST Limited
Partnership transaction to disclose the facts supporting your reliance on the Section 4(2) exemption from registration.

32. With respect to your references to Rule 506, please revise to clarify whether actual sales have been made to non-accredited investors.
33. Please clarify our understanding that you are registering only the Class A units at this time as indicated on the Form 10 facing page.

Description of Registrant`s Securities to be Registered, page 36
34. Please clarify our understanding that you are registering only the Class A units at this time as indicated on the Form 10 facing page.
35. Please add disclosure describing the allocation of profits and losses to the membership interests as mentioned in Article 6 sections
6.1(A) and (B) of your Operating Agreement.

Class B Membership Interest
36. Please describe further the term "profits interest," including whether the employees made any capital contributions in connection with the interest. In addition, please disclose whether or not additional Class B membership interest may be issued. It appears from the Operating Agreement that there will be no additional issuances.

Distributions, page 37
37. Please disclose the current Sharing Ratio for each class.

Other Investor Matters, page 38
38. Add disclosure indicating that the company is not required to hold annual meetings of the Members as mentioned in Article 3 section
3.10 of your Operating Agreement.
39. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your redemption program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example,
T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate
Investment
Trust II, Inc. (Letter dated December 3, 2003) and Hines Real
Estate
Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division`s Office of Mergers and Acquisitions. For example, we note that in the event there are excessive requests for redemption, the plan does not appear to satisfy requests on a pro rata basis.

Financial Statements

40. Please update your financial statements to include the most recent quarter ended March 31, 2006. See Rule 3-12 of Regulation
S-
X.

Note 6 - Acquisitions, page F-14

41. Please tell us and revise to disclose your accounting policy for allocating the purchase price of the hotels to the various components, such as buildings and any intangible assets. Refer to paragraph 37 of SFAS 141, which provides general guidance for assigning amounts to the assets acquired, and liabilities assumed. Please clarify how you determined the fair value for each of the components of the assets acquired and how you amortize the related amounts. Also, explain to us why no goodwill or any intangible assets were recorded for any of your 2004 and 2005 acquisitions. We may have further comment.

42. Please revise to provide all of the disclosures required by paragraphs 51-53 of SFAS 141.


*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Direct any questions regarding the accounting comments to Jaime
Webster at (202) 551-3446, or Dan Gordon, at (202) 551-3486.
Direct
any other questions to Charito A. Mittelman at (202) 551-3402, or the undersigned at (202) 551-3852.

Sincerely,



Michael McTiernan
							Special Counsel

cc (via facsimile):	Chris Eng, General Counsel
			Summit Hotel Properties
			Jennifer Larsen, Esq.
			Hagen, Wilka & Archer

Kerry W. Boekelheide
Summit Hotel Properties, LLC
May 24, 2006
Page 8